FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA AND INNATE PHARMA ANNOUNCE
GLOBAL CO-DEVELOPMENT AND COMMERCIALISATION COLLABORATION FOR IPH2201 IN IMMUNO-ONCOLOGY

AstraZeneca and MedImmune, the Company's global biologics research and development arm, today announced that they have entered into a collaboration to accelerate and broaden the development of Innate Pharma SA's proprietary anti-NKG2A antibody, IPH2201, including in combination with MEDI4736, an anti-PD-L1 immune checkpoint inhibitor developed by MedImmune. Currently in Phase II development, IPH2201 is a potential first-in-class humanised IgG4 antibody. NKG2A is a checkpoint receptor that inhibits the anti-cancer functions of Natural Killer (NK) and cytotoxic T-cells.

The initial development plan includes: Phase II combination clinical trials with MEDI4736 in solid tumours; multiple Phase II trials planned by Innate to study IPH2201 both as monotherapy and in combination with currently approved treatments across a range of cancers; and the development of associated biomarkers.

The combination of IPH2201 with MEDI4736 adds to the broad programme of immuno-oncology combination trials that AstraZeneca and MedImmune have planned and underway. The studies aim to address multiple immune pathways, harnessing AstraZeneca's own extensive pipeline and working in partnership to explore the significant potential of immunotherapies in transforming the way cancer patients are treated.

Under the terms of the agreements, AstraZeneca will make an initial payment to Innate of $250 million, which includes the consideration for exclusive global rights to co-develop and commercialise IPH2201 in combination with MEDI4736, as well as access to IPH2201 in monotherapy and other combinations in certain treatment areas. AstraZeneca will pay a further $100 million prior to initiation of Phase III development, as well as additional regulatory and sales-related milestones. AstraZeneca will book all sales and will pay Innate double-digit royalties on net sales. The arrangement includes the right for Innate to co-promote in Europe for a 50% profit share in the territory.

Pascal Soriot, Chief Executive Officer of AstraZeneca, said: "We are pleased to collaborate with Innate Pharma to bring this prospective first-in-class treatment to cancer patients, further strengthening our broad immuno-oncology pipeline. We believe that combination therapy in immuno-oncology has the potential to be one of the most effective ways of treating cancer and that by targeting both innate and acquired immunity we have the opportunity to deliver important clinical benefit to patients across a range of cancers."

Hervé Brailly, CEO and co-founder of Innate Pharma, said: "This agreement allows Innate Pharma to broaden and accelerate the development of anti-NKG2A while preserving our innovative development plan. It provides Innate Pharma with the capabilities and resources to transform the company towards late stage development and potential commercial stage with co-promotion rights. We look forward to partnering with AstraZeneca and MedImmune, leaders in immuno-oncology, in this transforming transaction for Innate Pharma."

The transaction is subject to customary terms and conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to become effective in the second quarter of 2015. AstraZeneca's 2015 financial guidance is unaffected by today's announcement.

About Innate Pharma's anti-NKG2A
IPH2201 is a first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic NK and CD8 T lymphocytes.

NKG2A is an inhibitory receptor binding HLA-E. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. HLA-E is frequently up-regulated on cancer cells of many solid tumors or hematological malignancies. IPH2201, a humanized IgG4, blocks the binding of NKG2A to HLA-E allowing activation of NK and cytotoxic T cell responses.  Hence, IPH2201 may re-establish a broad anti-tumor response mediated by NK and T cells. IPH2201 may also enhance the cytotoxic potential of other therapeutic antibodies.

About MEDI4736
MEDI4736 is an investigational human monoclonal antibody directed against programmed cell death ligand 1 (PD-L1). Signals from PD-L1 help tumours avoid detection by the immune system. MEDI4736 blocks these signals, countering the tumour's immune-evading tactics.

MEDI4736 was accelerated into Phase III clinical development in non-small cell lung cancer and head and neck cancer. The OCEANS clinical development programme will evaluate MEDI4736 as monotherapy and in combination with a CTLA-4 (tremelimumab) in lung cancer, across the spectrum of the disease. In head and neck cancer, MEDI4736 is being investigated both as monotherapy and in combination with tremelimumab, looking at patients with different PD-L1 expression status who have failed on chemotherapy.

About Innate Pharma
Innate Pharma S.A. is a biopharmaceutical company discovering and developing first-in-class therapeutic antibodies for the treatment of cancer and inflammatory diseases. Its innovative approach has translated into major alliances with leaders in the biopharmaceutical industry such as Bristol-Myers Squibb and Novo Nordisk A/S. The Company has two clinical-stage programs in immuno-oncology, a new therapeutic field that is changing cancer treatment by enhancing the capability of the body's own immune cells to recognize and kill cancer cells. Innate Pharma's science also has potential in chronic inflammatory diseases.

Listed on Euronext-Paris, Innate Pharma is based in Marseille, France, and had 99 employees as at December 31, 2014. Learn more about Innate Pharma at www.innate-pharma.com.

About AstraZeneca in Oncology
Oncology is a therapeutic area in which AstraZeneca has deep-rooted heritage. It will be potentially transformational for the company's future, becoming the sixth growth platform. Our vision is to help patients by redefining the cancer treatment paradigm and one-day eliminate cancer as cause of death. By 2020, we are aiming to bring six new cancer medicines to patients.

Our broad pipeline of next-generation medicines is focused on four main disease areas - ovarian, lung, breast, and haematological cancers. These are being targeted through four key platforms - immuno-oncology, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

AstraZeneca Media Enquiries
Esra Erkal-Paler                            +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                         +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                          +44 20 7604 8034 (UK/Global)
Jacob Lund                                  +46 8 553 260 20 (Sweden)
Michele Meixell                            + 1 302 885 2677 (US)

AstraZeneca Investor Enquiries
Thomas Kudsk Larsen               +44 20 7604 8199     mob: +44 7818 524185
Karl Hård                                      +44 20 7604 8123  mob: +44 7789 654364
Eugenia Litz                                  +44 20 7604 8233    mob: +44 7884 735627
Craig Marks                                 +44 20 7604 8591     mob: +44 7881 615764
Christer Gruvris                           +44 20 7604 8126     mob: +44 7827 836825

Innate Pharma Media Enquiries
Judith Aziza, Mob.:+33 (0)6 70 07 77 51
Marielle Bricman, Mob.:+33 (0)6 26 94 18 53
presse@atcg-partners.com

Innate Pharma Investor Enquiries
Laure-Hélène Mercier
Director, Investor Relations
Tel.: +33 (0)4 30 30 30 87
investors@innate-pharma.com

24 April 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary